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                                                           SEC FILE NUMBER
                                                              0-27471
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                                                            CUSIP NUMBER
                                                             776 292 104
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

       (Check one) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                        [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR [ ]

                       For Period Ended:      December 31, 2005
                                         ------------------------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For Transition Period Ended:
                                                   --------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I      REGISTRANT INFORMATION

Ronco Corporation
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Full Name of Registrant


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Former Name if Applicable

21344 Superior Street
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Address of Principal Executive Office (Street and Number)

Chatsworth, California  91311
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City, State and Zip Code

PART II     RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

      The Registrant has been unable to complete all aspects of its Form 10-Q for the second fiscal quarter ended December 31, 2005 on, or prior to, the prescribed due date of February 14, 2006. The principal reason for this delay, which the Registrant believes will be resolved on or prior to February 20, 2006, is that the Registrant is not able to generate accurate reports relating to its direct response revenue and deferred revenue, due to a problem with its order processing software. Other disclosure in the Form 10-Q is dependent upon the completion of such disclosure.

      Due to the additional time required by the Registrant to complete these activities, the Registrant is unable to file the Form 10-Q within the prescribed due date of February 14, 2006, without unreasonable effort and expense.

PART IV     OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Evan J. Warshawsky             (818)                775-4602
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            (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

            [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attached Extra Sheet No. 1

Notice Concerning Forward-Looking Statements
---------------------------------------------

The statements above regarding the Registrant's anticipated timing of filing its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 and the Registrant's expected operating results for such quarter are forward-looking statements which are subject to risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include uncertainties regarding the timing of the Registrant's completion of its Quarterly Report on Form 10-Q, issues encountered in the completion of the quarterly review and general economic conditions. In addition, please refer to the risk factors contained in the Registrant's SEC filings including the Registrant's Annual Report on Form 10-K/A filed with the SEC on January 20, 2006 and the Registrant's Amendment No. 2 to Form SB-2 on Form S-1 Registration Statement filed with the SEC on January 6, 2006.

The Registrant assumes no obligation and does not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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                                Ronco Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2006             By: /s/Paul Kabashima
                                        ------------------------------------
                                        Paul Kabashima, Chief Operating Officer

                           Attached Extra Sheet No. 1
                           --------------------------

Explanation for Part IV, Item 3 -

      In June 2005, the Registrant (at the time operating under the name Fi-Tek VII, Inc.) completed a series of related transactions including the merger of the Registrant's wholly-owned subsidiary, Ronco Acquisition Corporation, with and into Ronco Marketing Corporation, which was consummated on June 29, 2005, and the acquisition of assets comprising the Ronco business from Ronco Inventions, LLC, Popeil Inventions, Inc., RP Productions, Inc. and Mr. Ronald M. Popeil, which was consummated on June 30, 2005. On June 30, 2005, in connection with these transactions, the Registrant changed its name to Ronco Corporation.

      Before June 30, 2005, the Registrant was a "blank check" company. During this time, the Registrant engaged in no significant operations other than the search for, and identification and evaluation of, possible acquisition candidates.

      The merger on June 29, 2005 was treated for accounting purposes as a reverse acquisition of a public shell, and the transaction has been accounted for as a recapitalization. The Registrant accounted for its subsequent acquisition of the assets comprising the Ronco business on June 30, 2005, using the purchase method of accounting.

      As a result, the results of operations of the Registrant for the quarter ended December 31, 2005 will be significantly different from the results of operations of the Registrant for the quarter ended December 31, 2004, which reflected the operations of a blank check company prior to the acquisition of the Ronco business.


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